Exhibit 3.2

Article 3, Section 3.9 of the Company’s Amended and Restated By-laws is hereby amended in its entirety to read as follows:

3.9           Special Meetings.  Special meetings of the Board may be held at any time or place, within or without the State of Nevada, whenever called by the Chairman, the President or the Secretary or by a majority of the Directors then serving as Directors on at least 24 hours’ notice to each Director given by one of the means specified in Section 3.12 hereof other than by mail, or on at least three days’ notice if given by mail.  Special meetings shall be called by the Chairman, President or Secretary in like manner and on like notice on the written request of a majority of the Directors then serving as Directors. Notwithstanding the foregoing, for a majority of Directors then serving as Directors to call a special meeting of the Board or request that a special meeting be called, they must first give the Chairman prior written notice of the calling of, or request for, a special meeting and the proposed agenda for such meeting at least 12 hours before calling for or requesting such meeting given by one of the means specified in Section 3.12 hereof other than by mail (or with at least two days' notice if given by mail).  In addition to the foregoing, if the Chairman determines that an emergency or other pressing issue exists that requires the consideration of the Board, the Chairman may call a special meeting of the Board upon three hours’ notice given by electronic mail to the electronic mail address of each Director on file with the Corporation.